Name of Issuer-Dave & Buster's Inc.
Title of Class of securities-Common Stock
Cusip number-23833N104

Name, address and telephone number of person authorized to receive notices and communications-
Raborn & Co., Inc.
Douglas Raborn
777 East Atlantic Avenue, Suite 301
Delray Beach, FL 33483
561-278-5555

Date of event which requires filing of this statement-
June 2, 1998

if the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13D-
1(b)(3) or (4), check the following area

check the following area if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class.)

1. Name of reporting person, SS or IRS identification no. of above person-Raborn & Co., Inc. #65-0022112

2.  Check the appropriate area if a member of a group-
(a)  [ ]  	(b) [ ]
N/A

3.  Sec use only-

4.  Source of funds - Client investment portfolios

5. Check area if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) - [ ]

6.  Citizenship of place of organization - Delray Beach, FL, USA

7.  Sole voting power - N/A

8. Shared voting power - N/A

9. Sole Dispositive power - 683,210

10.  Shared dispostive power - N/A

11. Aggregate amount specifically owned by each reporting person-
683,210

12. check are if aggregate amount in row (11) excludes certain shares - N/A

13.  Percent of class represented by amount in row (11) - 5%

14.  Type of reporting person - Investment advisor




ITEM 1.			SECURITY AND ISSUER.


			This Statement relates to the common stock, ("Common Stock"), of Dave & Buster's. (the "Issuer").. The principal executive offices of the Issuer are located at
2751 Electronic Lane, Dallas, TX  75220.

ITEM 2.			IDENTITY AND BACKGROUND.

			(a), (b) and ( c ). The person filing this Statement is Douglas K Raborn.
Present principal name is Raborn & Co., Inc..Business address is
 777 East Atlantic Ave,
Ste 301, Delray Beach, FL 33483.

(d) and (e) . During the last five years Douglas K Raborn, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Or has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)  Douglas K Raborn is a citizen of the United States.


ITEM 3.			SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

			Raborn & Co., Inc purchased 683,210 shares of Common Stock of the
 Issuer in open
market transactions. No part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.
No source of funds is a loan made in the ordinary course of
 business by a bank, as defined in Section 3(a) (6)
of the Act. The amount of funds used in making the purchases is set forth in ITEM 5.




ITEM 4. 		PURPOSE OF TRANSACTION.

			Raborn & Co., acquired the shares of Common Stock in the ordinary course of business for investment purposes only.

			Except as aforesaid, Raborn & Co., do not have any plans or proposals which relate
to or would result in:

(a) the acquisition by any person of additional securities of the issuer or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

			( c ) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the present capitalization or dividend policy of the
Issuer;

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system
of a registered national securities association;

			( I ) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act;

			( j ) any action similar to any of those enumerated in (a) through (I )
above.

ITEM 5.			INTEREST IN SECURITIES OF THE ISSUER .

(a)  As of the date of this statement,
 Raborn & Co., beneficially owns 683,210 shares of the Common Stock of the Issuer, representing approximately 5.0% of the number of shares of Common Stock of the Issuer currently outstanding.
			To the best knowledge of Raborn & Co., none of , nor any officer or director of Raborn & Co., beneficially owns any other shares of Common Stock of the Issuer.

(b) Raborn & Co., have sole voting and dispositive power with respect to the 683,210 shares of Common Stock of the Issuer.

			( c) Expect for the purchase of the securities reported above, to the best knowledge of Raborn & Co., , none of , nor any officer
 or directed of Raborn & Co., has effected any
transactions in the Common Stock during the past 60 days.

(d)  Not applicable.
(e)  Not applicable.

ITEM 6. 		CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
			WITH RESPECT TO SECURITIES OF THE ISSUER.

				None.

ITEM 7.			MATERIAL TO BE FILED AS EXHIBITS.

				None.


				SIGNATURE

	After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated June 9, 1998
			By: Raborn & Co., Inc.
			its CEO Douglas K Raborn

			By: /s/ Douglas K Raborn , CEO